FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 16, 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16/04/2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat

Enclosures:

1.       Press release by Fortis, Royal Bank of Scotland and Santander made on 13 April 2007

2.       Press release by Royal Bank of Scotland made on 13 April 2007

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES

13 April 2007 - Fortis, Royal Bank of Scotland and Santander

In view of recent press  speculation,  Fortis,  Royal Bank of Scotland and  Santander  (collectively,  "the
Banks")  can  confirm  that they  submitted  a joint  letter  dated 12 April  2007 to the  Chairmen  of the
Supervisory  and Managing  boards of ABN AMRO to express the Banks'  interest in putting forward a proposal for the  acquisition  of ABN AMRO and their  preference  to work with ABN AMRO to make an offer to ABN AMRO shareholders.

The Banks have requested access to the same due diligence information given to Barclays.

The Banks hope to take discussions  forward with the Supervisory and Managing boards of ABN AMRO,  although there can be no certainty that these discussions will lead to a transaction or the form it might take.

No further comments will be made at this time.

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This  announcement  is made  pursuant  to  article  9b(1) of the  Dutch  Decree on the  Supervision  of the
Securities  Trade 1995.  Any  possible  transaction  would be subject to approval of  competent  regulatory authorities in relevant jurisdictions.

This  announcement  shall  not  constitute  an  offer  to sell or the  solicitation  of an offer to buy any securities,  nor  shall  there  be any  sale  of  securities  in any  jurisdiction  in  which  such  offer, solicitation  or sale would be unlawful.  No offering of securities may be made in the United States except pursuant to registration under  the US Securities Act of 1933 or an exemption therefrom.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK
Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered in Scotland No 45551
Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES

13 April 2007 - Royal Bank of Scotland

In view of recent press  speculation,  Royal Bank of Scotland can confirm that it, together with Fortis and
Santander  (collectively,  "the  Banks"),  submitted a joint  letter dated 12 April 2007 to the Chairmen of the  Supervisory  and  Managing  boards of ABN AMRO to express  the Banks'  interest  in putting  forward a proposal for the  acquisition  of ABN AMRO and their  preference  to work with ABN AMRO to make an offer to
ABN AMRO shareholders.

The Banks have requested access to the same due diligence information given to Barclays.

The Banks hope to take discussions  forward with the Supervisory and Managing boards of ABN AMRO,  although there can be no certainty that these discussions will lead to a transaction or the form it might take.

No further comments will be made at this time.

-----------------------------------------------------------------------------------------------------------------------------------

This  announcement  is made  pursuant  to  article  9b(1) of the  Dutch  Decree on the  Supervision  of the
Securities  Trade 1995.  Any  possible  transaction  would be subject to approval of  competent  regulatory authorities in relevant jurisdictions.

This  announcement  shall  not  constitute  an  offer  to sell or the  solicitation  of an offer to buy any securities,  nor  shall  there  be any  sale  of  securities  in any  jurisdiction  in  which  such  offer, solicitation  or sale would be unlawful.  No offering of securities may be made in the United States except pursuant to registration under  the US Securities Act of 1933 or an exemption therefrom.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000
Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK
Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered in Scotland No 45551
Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla
del Monte, Madrid, Spain